UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-34738

Luokung Technology Corp.

(Translation of registrant’s name into English)

B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District,

Beijing People’s Republic of China 100020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes in Registrant’s Certifying Accountant.

a. Acceptance of Resignation of Previous Independent Registered Public Accounting Firm

On November 10, 2021, the Audit Committee (the “Audit Committee”) of the Board of Directors (the “Board”) of Luokung Technology Corp. (the “Company”) received a letter of resignation from Moore Stephens CPA Limited (“MSHK”) with effect from November 10, 2021. MSHK had discussed their resignation with the Audit Committee and recommended that the Company consider the retention of MSPC Certified Public Accountants and Advisors, a professional Corporation (“MSUSA”) as its successor. Both MSHK and MSUSA are members of Moore Global (officially, Moore Global Network Limited), a global accountancy and consulting network of independent firms headquartered in London. MSUSA provided MSHK with Appendix K reviews in its prior audits of the Company.

The audit reports of MSHK on the Company’s consolidated financial statements as of and for the years ended December 31, 2020 and 2019 did not contain any adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the last two fiscal years ended December 31, 2020 and 2019, and the subsequent interim period through November 10, 2021 (i) there were no disagreements with MSHK on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to MSHK’s satisfaction, would have caused MSHK to make reference in connection with their opinion to the subject matter of the disagreement, and (ii) there were no reportable events except that MSHK advised the Company of a material weakness in the Company’s internal control of financial reporting related to the Company’s financial closing process, the lack of trained accounting personnel and the failure to enter certain transactions into the accounting records on a timely basis.

The letter of MSHK is attached as Exhibit 16.1 to this Form 6-K.

b. Engagement of New Independent Registered Public Accounting Firm

On November 10, 2021, the Audit Committee approved the appointment of MSUSA, effective November 10, 2021, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021.

During the two fiscal years ended December 31, 2020 and 2019, and the subsequent interim period through November 10, 2021, neither the Company nor anyone acting on its behalf consulted with MSUSA on any matter other than the proposed terms of their engagement as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021.

Exhibits.

Number
16.1	Letter dated November 10, 2021, from Moore Stephens CPA Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 10, 2021

By:	/s/ Xuesong Song
Name:	Xuesong Song
Title:	Chief Executive Officer

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